Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG 151.7MM

FOR IMMEDIATE RELEASE: DECEMBER 12, 2005	No.19/05

IAMGOLD TO LIST ON THE NEW YORK STOCK EXCHANGE

Toronto, Ontario, December 12, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that it will list its common shares on the New York Stock Exchange (NYSE) and trading is expected to begin on December 20, 2005, under the ticker symbol IAG.

IAMGOLD is not issuing any new shares or raising any new capital as part of this listing. The company’s shares also trade on the Toronto Stock Exchange under the symbol IMG. To commemorate the listing, William Pugliese, Chairman of the Board, will be ringing the NYSE opening bell on December 20, 2005.

“IAMGOLD is committed to raising its profile among US and international investors. This listing on the NYSE will enable increased visibility to the financial community and investor awareness, not only of IAMGOLD but of the Canadian gold mining industry. We are proud of our success and are focused on growing IAMGOLD, this listing was the next logical step for a company of our size,” commented Joe Conway, President and C.E.O. of IAMGOLD. “We have some very exciting prospects on the horizon with our 100% owned deposit in Quimsacocha which has been estimated to contain about 3 million ounces of gold.”

The NYSE is the largest equity marketplace in the world, home to 2,800 companies. Trading on the average day of 1.46 billion shares valued at $46.1 billion.

IAMGOLD is a mid-tier gold producing company with estimated 2005 gold production of 450,000 ounces from its ownership interest in four producing mines in West Africa. With additional revenue from a 1% royalty on the Diavik diamond mine, IAMGOLD reports a consistently strong financial position. Growth prospects exist within its exploration portfolio, with its most advanced project, 100% owned Quimsacocha deposit in Ecuador, recently being estimated to contain close to 3 million ounces of gold. IAMGOLD is committed to increasing shareholder value through growth and opportunity.

For further information please contact:

IAMGOLD Corporation:

Joseph Conway		Lisa Doddridge
President and CEO		Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note: This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.